Invest in SideHustle App ▯

Main Street | Infrastructure | Technology | B2B | Advertising

Anyone can set up an online shop to showcase their products or services NATIONWIDE at no cost

SIDEHUSTLEAPP.CO CORONA CALIFORNIA


Be your own boss. Work
when it works for you



We help businesses, freelancers and opportunity seekers reach their customers and clients with no-cost ads, so we created an online marketplace where producers can showcase their products and services to interested customers.

Alex Kabir CEO @ SideHustle App ▯

Why you may want to invest in us...

1. ▯Users refer themselves or their network to businesses in return for a commission once a deal is CLOSED. It's a win/win
2. ▯Businesses receive unlimited leads at NO COST and only pay a commission once REVENUE is generated
3. ▯Businesses will tie their AD spend DIRECTLY to revenue cutting their overhead expenses by up to 40%
4. ▯We will help lower the cost of goods and services by disrupting gatekeepers pay to play model
5. ▯We harness the most powerful advertising strategy – referral marketing
6. ▯Our App was created for unprecedented times like these
7. ▯We are creating job opportunities and helping bring restoration to the American economy
8. ▯Timing – our app is naturally viral, and our business is agile and globally scalable

Why investors ❤ us

WE'VE RAISED $80,530 SINCE OUR FOUNDING

After meeting with Alex and getting to know his new concept of consolidating multiple apps into one platform, I just had to meet his team. Once I spent some time with the Side Hustle team and witnessed their synergy, dedication and innovation I was sold on the spot.

The team members have worked together for years and have the know-how to take the business from a start-up phase to a fast - growing profitable organization. I have zero doubt in my mind as an investor that Side Hustle is the next best thing.

Haroon Kamal Lead Investor

LEAD INVESTOR | INVESTING $2,500 THIS ROUND & $2,500 PREVIOUSLY



I love the concept and am interested in advertising my business with you as well as investing in the company

Stephanie Horne

Entrepreneur, Business Owner, Enrolled Agent, Investor, Extraordinaire! ;)

I believe in this project and cant wait to see it succeed.

Donnell Davis

I am a regular guy working a 9 to 5. I am just trying to get by and hopefully make some great investments to secure my family's future.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Alex Kabir

CEO

We've launched our multi-sided marketplace vision where everyone benefits and are seeing it validated by the high volume of app downloads over the past two months.



Tom Seidel

Director Of Marketing

We're bringing real business value and growth to our SideHustle App users, our company and our investors. I'm improving our UX using my extensive sales, marketing and customer service experience.



Jamila Arapovic

Sr. Financial Advisor

We're monetizing our app in several ways to achieve growth in top-line financials and shareholder value.



Shawn Usmani

CTO

We're managing and expanding our innovative SideHustle app and cloud-based back-end technologies to enable trusted interactions between businesses and their customers and develop economic value.

In the news

The Startup Investor with Neil Patel | The Startup Investor

We could be heading into a global recession soon. But don't panic. Here are three reasons why angel investors actually do better in recessions. The U.S. government just signed off on the largest stimulus package in

April 29, 2020 @ startupinvestor.io

Downloads

SideHustle Pitch Deck Updated WF.pdf

The Story of SideHustle


SIDEHUSTLE
$33.25
SIDEHUSTLE
Recommended
Shop
$5
The Buy-Sell-Refer Marketplace
COPYRIGHT © 2019-2020 SIDEHUSTLE INC.

The idea for a new digital marketplace

For quite some time there have many trends that lend itself to rapid participation in the digital marketplace. Including a growing gig or side hustle economy, and the needs of all businesses to discover more efficient ways to seek out new customers. This is how the SideHustle App came to be.

All businesses including small businesses and side hustlers/freelancers need leads to survive and grow. The rules governing advertising expenditure and advertising return are dominated by a very few multinational corporations including Google, Facebook, etc. There is no certainty in the process. A business will spend an amount on a platform and hopes leads will be generated. And if a lead is generated, is the lead exclusive or has it been shared? And what is the level of interest – is the consumer just looking and gathering information or is he or she ready to make a purchase.?

What if a business paid for a lead ONLY IF THAT LEAD RESULTED IN A SALE? There would be 100% certainty in advertising expenditure and no waste.

What if there was a platform that paid consumers/buyers for every word-of-mouth lead generated that resulted in a sale? Such a platform would generate the highest quality leads – word-of-mouth leads. If only there was a platform like this?

There is such a platform – SideHustle App. And the savings associated with advertising expenditure will allow side hustlers and businesses the opportunity to pass on the savings to consumers in the form of lower prices. This is the mission that Alex Kabir, CEO of SideHustle App, set out to accomplish.


WHY WAS SIDEHUSTLE APP CREATED?
Buyers are not receiving a monetary reward for producing word-of-mouth leads – the best form of advertising.
Customary advertising channels have no level of certainty and has become too expensive.
COPYRIGHT © 2019 SIDEHUSTLE INC.
SIDE HUSTLE
DOWNLOAD THE SIDEHUSTLE APP AND GET Unlimited Leads for FREE
App Store
Google Play

He had an idea for a new digital marketplace

Alex saw that many societal trends favored the rapid growth of such a marketplace, such as a growing gig economy and the needs of businesses to find new, cost-effective ways to find customers. So he gathered a talented IT team and quickly created a marketplace where small businesses could find and effectively market to their target customers for free. This is how SideHustle was born.

We needed a mobile app to bring people into the marketplace

So we developed one. We also needed a cloud-based platform to connect all of our app users, and developed that too, along with a roadmap for integrating new fintech technologies to increase the value for our users over time. All hard work, but an incredible team effort and accomplishment!

We launched our first version of the app in the summer of 2019. Our team, with the help of our early users, learned many ways to improve the marketplace experience. So we developed a second generation of our app, for IOS and Android, and launched in early 2020. A quarter-million downloads so far and climbing.


THE SOLUTION
RAISE
Ad Conversion Rates
Transactional Transparency
ELIMINATE
Barriers to Entry
Speculative Ad Spend
Losses from bots
SIDEHUSTLE
VALUE PROPOSITIONS
CREATE
Crowd Share Marketplace
New Business Profits
Income for SideHustlers
REDUCE
Monopolies
Fraud
COPYRIGHT © 2019 SIDEHUSTLE INC.

Now we're adding value to our SideHustlers

We're improving the ways businesses and service providers get to creatively express themselves and share their businesses and special offers with target customers. We're making it easier for shoppers to find deals they are interested in. We're activating SideHustlers, and putting them to work for businesses that advertise on our platform giving them opportunities to earn commissions on referred sales.


MARKET TRACTION
Source: Google Analytics
Downloads/day history with user age and gender
Users
266K
Event count
17M
Conversions
7.9M
Total revenue
$184.91
Beta release
Alpha (MVP) release
Gender
48.1% (21.7K)
45.1% (20.3K)
6.82% (3.07K)
45.1K
Age
45.1K
Feb 16, 2019 - Feb 22, 2020
COPYRIGHT © 2019-2020 SIDEHUSTLE INC.

Our SideHustlers are invited to share in our growing success

SideHustle App users who have been helping our platform grow can now participate as investors through this crowdfunding offer, and more fully share in our success.

Thanks for choosing us!

Investor Q&A

– COLLAPSE ALL

What does your company do?

We help businesses, professional side hustlers and freelancers reach their customers and clients with no-cost ads. We help buyers save money and earn money by referring deals to people they know.

Where will your company be in 5 years?

We hope to build shareholder value and to be positioned to go public (this cannot be guaranteed). We plan to expand our global reach through releasing localized apps for India, South America, ME and China markets.

Why did you choose this idea?

We help businesses, freelancers and opportunity seekers reach their customers and clients with no-cost ads, so we created an online marketplace where producers can showcase their products and services to interested customers.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Several trends are creating demand now for our app. Growing numbers of gig workers are actively seeking income opportunities. Small businesses are struggling to engage enough customers. Meanwhile digital advertising costs have been driven up by demand from large companies, making it too expensive for small businesses and gig workers to buy adds, and making it highly unlikely that the ads they do purchase will appear high enough in search results to get noticed. Gig workers and small businesses now need new ways to market and advertise their products and services, and refer their friends and colleagues to businesses they know and trust.

What is your proudest accomplishment?

We have successfully launched two generations of mobile apps and exceeded our download targets every month. We are successfully scaling our cloud service capacity to handle the ever increasing volume of user interactions.

How far along are you? What's your biggest obstacle?

To date, we have 266K downloads including over 25K side hustlers and businesses.

As our app develops and matures, we need to expand the size and combined expertise of our developmental team. Currently, our biggest obstacle is raising capital to hire the resources necessary to service and improve our platform.

Who are your competitors? Who is the biggest threat?

Thumbtack, Angie's List and Yelp. These companies have developed market presence, with older business models that include open public forums for reviewers that seek exposure. These sites tend to appeal to homeowners, or people who frequently use restaurants. We believe the market is ready for a new marketplace model, based on positive recommendations from familiar people, that appeals to a broader audience including those who do not own homes and do not frequent restaurants.

What do you understand that your competitors don't?

Our team understands small businesses and their needs, and how to grow a small business. We understand digital advertising best practices and recent market dynamics. We understand fintech, especially for commercial transactions and where the technology is headed. We understand how to manage software development. We are confident that the combination of our team's skills and experience and our ability to execute well together give us a competitive advantage.

How will you make money?

There are 2 primary ways SideHustle App will make money.

1. In-App Affiliate Marketing
2. Premium Placement features

Deals from side hustlers and businesses can be found by buyers in the app Marketplace and are currently categorized by offer type (automotive, beauty & wellness, insurance, etc.), but buyers also have the ability to peruse deals using more popular sections of the app including New Offers (brand new to the app), Recommended (those deals most recommended by buyers), and Emergency Services. All side hustlers and businesses can increase their chances of success by having the opportunity to purchase premium placement, so their ad shows up at the "front of the line".

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

If SideHustle App fails, the primary reason would be a lack of funding necessary to support future organizational resource requirements, new features and improvements to the app, and global expansion.

What do you need the most help with?

Access to thought leaders in advertising, fintech and IT.

What would you do with the money you raise?

The money we raise will be used for 2 primary purposes.

1. We will secure new organization resources required to deploy new planned versions, make improvements to the app, and stay on top of new and emerging technologies.

2. Deploy a more robust marketing effort to reach more buyers, side hustlers, businesses, early adopters, key influencers, and thought leaders in pertinent verticals and industries that apply to SideHustle App

How did you come up with the valuation for SideHustle App?

We valued the platform through the Gust.com platform and they provided a value of $7,200,000 based on the Southern California market. We are giving a significant discount in this round to our friends, family and app users to participate in this round.

Financials

SideHustle App ▯ has financial statements ending December 31 2019. Our cash in hand is $7,802.87, as of March 2020. Over the three months prior, revenues averaged $5,675/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $8,860/month.

At a Glance

May 20 to December 31



$26,316
Revenue



-$31,428
Net Loss


IOU!

$0
Short Term Debt



$0
Raised in 2019



$7,803
Cash on Hand
As of 03/10/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We help businesses, professional side hustlers and freelancers reach their customers and clients with no-cost ads. We help buyers save money and earn money by referring deals to people they know.

We hope to build shareholder value and to be positioned to go public (this cannot be guaranteed). We plan to expand our global reach through releasing localized apps for India, South America, ME and China markets.

Milestones

SideHustle App Inc was incorporated in the State of Delaware in May 2019.

Since then, we have:

- To date, SideHustle App has 266K downloads which prove market viability
- As advertising gets more expensive SMB's are concerned about returns on their advertising investment. They prepay for advertising and hope for a return.
- We harness the most powerful advertising strategy – referral marketing
- We make money by giving everyone opportunities to save money and earn money
- Timing – our app is naturally viral, and our business is agile and globally scalable
- Side hustlers and businesses advertise locally or nationally, free of cost on our app.

- SideHustle App provides a platform where buyers can finally monetize their social network, and earn additional income in a short amount of time.

Historical Results of Operations

Our company was organized in May 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $26,316.
- *Assets.* As of December 31, 2019, the Company had total assets of $202,912, including $6,283 in cash.
- *Net Loss.* The Company has had net losses of $31,428 for 2019.
- *Liabilities.* The Company's liabilties totaled $0 for 2019.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 9 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

SideHustle App Inc cash in hand is $7,802.87, as of March 2019. Over the last three months, revenues have averaged $5,675/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $8,860/month, for an average burn rate of $3,185 per month. Our intent is to be profitable in 6 months. While we hope (but not guarantee) to see an significant increase in revenues (and hence lower burn rate) starting this month, the founding team can also infuse personal capital to cover short-term operations.

Since the date our financials cover, one of the changes is that the organization has moved much of the development back to the United States (from India). This has resulted in greater efficiencies and much quicker turnaround times which has led to increased revenues.

Results from app store optimization have significantly increased our ranking in both the Google Play Store and Apple App Store. This has had a significant impact on downloads, user engagement, and revenue.

As part of a planned roll out of a new version, we will be introducing "localization" for business and deal targeting in March 2020. Currently, businesses promote on a national basis, and many businesses opt-in for our premium placement feature. With localization, side hustlers and businesses will now have the ability to select premium placement by zip code which will increase the number of smaller and more local businesses who can now participate. When you consider there are over 42,000 zip codes in the United States, we hope revenue will increase significantly. We hope (but not guarantee) that revenues will be approximately $31,000/month and expenses will be $9,000/month.

We hope (but not guarantee) to not experience expenses rising proportionately to revenue as the organization is now utilizing more sales and marketing automation processes.

If need be, the Company can rely on additional capital from the founding team.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -119%

Gross Margin: 100%

Return on Assets: -15%

Earnings per Share: -$0.00

Revenue per Employee: $4,386

Cash to Assets: 3%

Revenue to Receivables: 218%

Debt Ratio: 0%

Reviewed FS 2019 SideHustle App Inc.pdf

Risks

1. You should carefully consider, before investing, the risks and difficulties described below that our Company may encounter as we promote and improve our recently launched mobile app and cloud services. We are creating a new, multi-sided marketplace platform, which makes it difficult to evaluate our current and future prospects. While marketplace platforms that connect sellers and buyers are not new, we are adding innovative features and dynamics that we believe are improvements but must be adopted by a sufficient number of users to create a valuable experience for participants that motivates them to return regularly, become active users and recommend the SideHustle app and marketplace to their social networks. As a result the future revenue and income potential of our Company are uncertain.

2. Early-stage companies like ours are inherently riskier than more developed companies. We were formed in 2019, have only recently launched our website, mobile app and back-end cloud services, and we have low revenues. If you are investing in this company, it's because you believe in our vision, our market opportunities, the quality of our team, and the direction and early results of our Company to date.

3. Will there be a large enough market for our applications and services?

We have researched and chosen our target markets and are convinced they are growing and significantly larger than needed to generate sufficient demand for our applications and services to support our success and growth. We are starting in the US market and have several ways to increase our addressable market size domestically and internationally to support our future growth.

4 Will there be enough users on our platform to reach critical mass and succeed as a marketplace?

We must convince users that our platform enables them to find opportunities and generate revenues and that being regular, active users will be beneficial. So far we are encouraged to have more than 266,000 downloads, and more than 45,000 active users, but we know that we must deliver value to keep these users and attract many more. This requires that we assure and maintain the functionality and platform compatibility of our mobile app and the functionality and availability of our cloud-based backend software. These requirements are technically challenging for a young company, and already we have many software bugs and "features" to fix and improve, but our technical leaders have previously worked well together on tasks of similar complexity. Still, there are technical risks that may block our ability to succeed as an online marketplace.

We also must generate revenues and income from our app for our Company to succeed. We are offering SideHustle users the ability to post offers in our marketplace at no cost. Our users pay us for their ads when buy-sell transactions occur from them. Thus, our business model eliminates the speculative risks associated with traditional digital advertising and allows our users to cover the amount due to us from their resulting sales proceeds. Our prices are competitive with other advertising methods and effectively achieve a 100% conversion rate... more

5 How will we compete with other companies in our markets, especially larger more mature companies?

A number of competitors exist that either provide digital online advertisements supporting small businesses or individual gig workers. Some, but not all of the companies currently charge for their services. Some even charge a monthly subscription fee. Currently, we have not identified any competitors that are providing the breadth of services that we are. As mobile app marketing grows in popularity, these competitors and other companies may choose to directly compete with us, and there are limited barriers to competition at this point in time. Our hope is to develop a strong brand, based on our name and execution, and develop a loyal community of users who value the opportunities we provide to them.

6

As a new company, we have a limited operating history. The Company was organized in May 2019. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in the early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could, therefore, be at risk of losing their investment.

7. Our accountant has included a “going concern” note in its review report. We may not have enough funds to sustain the business until it becomes profitable. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital or likely a combination of the two. Additionally, even if targeted funds are raised, it is likely that we will need to raise additional funds in the near future.

8. We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more office space. In addition, we plan to significantly increase our operating expenses to:

   - fully develop and broaden our technology and product offerings;
   - acquire customers/businesses
   - explore opportunities and alliances with other companies; and
   - facilitate business arrangements.

9. Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments

10. We depend on a small management team. We depend on the skills and experiences of Alex Kabir, Jamila Arapovic, Shawn Usmani and Tom Seidel. Each has different skills and experiences. Alex and Jamila are currently working for the company full-time. Tom and Shawn have responsibilities with other companies and are not currently paid, employees. Successful fundraising and increasing demand for our application and platform should enable us to attract and hire the right talent to strengthen and enlarge our team

11. We are controlled by our officers and directors. Our officers and directors currently hold all of our voting stock, and, at the conclusion of this offering, will continue to hold a majority of the Company’s common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors and must rely on our management team to govern the affairs of the Company.

12. We are selling SAFE notes in this offering. The SAFE notes will convert into equity securities in the event that the company: 1) sells preferred stock to outside investors where we raise at least $1 million; or 2) we sell all the company’s assets, merge with another company, or are taken over by another company. This means that investors will have to wait until a conversion event occurs to know what size stake they have in the company, or what its value might be as assessed by outside investors. An outside investor may value the company at an amount below the $3 million valuation cap in the SAFE note. The valuation cap is not an indication of the company’s current value.

13 The company will need to raise additional money in the future. We might not raise enough investment in this offering to meet our operating needs and fulfill our plans, in which case we could cease operating and you would lose all of your investment. Even if we reach our fundraising target in this offering, it is likely that we will need to raise additional funds in the future. Our ability to raise funds will continue to be a risk until we achieve sustainable profitability, the timing of which we cannot now predict. Even if we successfully raise more funds after this offering, the terms of future offerings could result in a reduction in the value of your investment in the company, as later-stage investors may demand and receive more favorable terms.

14 Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, (iv) anticipated procurement and retention of a customer base and (v) continuation of or impactful changes to the present regulatory environment. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information, and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up... more

15

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could, therefore, be at risk of losing their investments if growth is not managed effectively.

16 Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors, therefore, may be at risk of losing their investment.

17 We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

18 The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

19 The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fundraising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

20 Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on the current use of proceeding forecasts for the investment as business conditions may require a change of the use of these funds.

21 Many of our competitors have greater brand recognition and greater financial, marketing and other resources. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances, and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities and devote greater resources to the marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

22 There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

23 The business may not grow as planned. The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailer's product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing, and production levels will affect the level of distribution. All of these factors play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

24 Risks Associated with the Business of the Company

• You can lose 100% of your investment. Many small business startups like the Company fail.

A mobile application is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

• The general adoption of new models cannot be assured. The Company's "Business model" is new and will be subject to social, economic, and consumer adoption. The success of the Company will depend on the amount of interest in our market platform model which will be dependent, long-term, on the bottom-up adoption cycle from customers vs. a top-down adoption from businesses. It is impossible to predict the adoption rate of the end customer due to the risk that our download rate will not be sufficient.

• Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers. Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete. Our future success will depend in part on our ability to:

● fully develop and enhance our smart application technology;

● develop and potentially license new solutions and technologies that address...
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25 Shawn Usmani is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

26 Jamila Arapovic is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

27 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Alex Kabir	Chief Executive Officer @ SideHustle App	2019
Tom Seidel	Director of Marketing @ SideHustle app	2019
Shawn Usmani	Technology @ Omni Integration	2019
Jamila Arapovic	Senior Advisor @ SideHustle App	2019

Officers

OFFICER	TITLE	JOINED
Alex Kabir	CEO	2019
Shawn Usmani	CTO	2019
Jamila Arapovic	Senior Adviser	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Alex Kabir	7,750,000 Common Stock	76.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$51,600	SAFE

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$50,000	40% towards salaries, 39% towards sales and marketing, 13.5% working capital, 7.5% towards Wefunder
$300,000	40% towards salaries, 15% Cost for Series A, 26% towards sales & marketing, 7.5% towards Wefunder, 6.5% towards working capital, 5% towards intellectual property

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	12,000,000	10,100,000	No

The Funding Portal

SideHustle App is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.